Exhibit 99.1

Nomad Foods Announces Pricing of Public Offering of Ordinary Shares

FELTHAM, England – March 19, 2019 – Nomad Foods Limited (NYSE: NOMD) today announced the pricing of an underwritten public offering of 17,391,305 of its ordinary shares at a public offering price of $20.00 per share. The gross proceeds to Nomad Foods from this offering are expected to be approximately $347,826,100, before deducting underwriting discounts and commissions and offering expenses payable by Nomad Foods. Nomad Foods has granted to the underwriters a 30-day option to purchase up to 2,608,695 additional ordinary shares. All of the ordinary shares to be sold in the offering are to be sold by Nomad Foods. The offering is expected to close on or about March 22, 2019, subject to customary closing conditions.

Nomad Foods intends to use the net proceeds from the offering for general corporate purposes.

Goldman Sachs & Co. LLC, Barclays, Citigroup, Credit Suisse and UBS Investment Bank are acting as bookrunners, and SunTrust Robinson Humphrey, BTIG, LLC and CJS Securities are acting as co-managers for the offering.

A shelf registration statement on Form F-3ASR relating to the ordinary shares offered in the public offering described above was filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2018 and was automatically effective upon filing. The offering of the ordinary shares is being made only by means of a preliminary prospectus supplement and accompanying base prospectus, copies of which may be obtained on the SEC’s website located at http://www.sec.gov. A final prospectus supplement related to the offering will be filed with the SEC. When available, copies of the final prospectus supplement and the accompanying base prospectus relating to the ordinary shares being offered may also be obtained from Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com; Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Barclaysprospectus@broadridge.com, (888) 603-5847; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel: 800-831-9146); Credit Suisse Securities (USA) LLC, by mail: Attn: Prospectus Department, Eleven Madison Avenue, 3rd floor, New York, NY 10010, by phone: 1-800-221-1037, by e-mail: usa.prospectus@credit-suisse.com; or UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, telephone: 888-827-7275 or email: olprospectusrequest@ubs.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nomad Foods

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. The company’s portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie’s and Goodfella’s, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom.

Certain statements in this announcement are forward-looking statements which are based on Nomad Foods’ expectations and intentions and other matters that are not historical facts, including, but not limited to, statements regarding Nomad Foods’ public offering of its ordinary shares and the anticipated closing date and use of proceeds of this offering. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, market and other general economic conditions and Nomad Foods’ and the underwriters’ ability to satisfy the conditions required to close the offering. These forward-looking statements are made as of the date of this press release and Nomad Foods assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ from those projected in such forward-looking statements. Investors should refer to the risk factors set forth in the 2018 Annual Report on Form 20-F filed by Nomad Foods with the SEC on February 28, 2019.

Nomad Foods Contacts

Investor Relations Contacts

Taposh Bari, CFA

Nomad Foods Limited

+1-718-290-7950

John Mills

ICR, Partner

+1-646-277-1254

Media Contact

Felipe Ucros / Josh Clarkson

Gladstone Place Partners

+1-212-230-5930

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